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Exhibit 2.1

PUT AGREEMENT

        PL Retail LLC ("Company") and Price Group LLC ("Buyer") have entered into this Put Agreement (the "Agreement") as of September 28, 2004.

        Section 1.    Put Right.    Subject to the terms and conditions of this Agreement, Company shall have the right (the "Put Right") to require Buyer to purchase (i) a 100% ownership interest (the "T1 Interest") in a newly formed limited liability company ("Target One") wholly owned by Price Legacy Corporation ("Price Legacy") from Price Legacy, and (ii) a 100% ownership interest (the "T2 Interest") in a newly formed limited liability company ("Target Two") wholly owned by Excel Legacy Holdings, Inc. ("TRS"), a wholly owned subsidiary of Price Legacy, from TRS, in each case immediately following the closing of the merger of a subsidiary of Company with and into Price Legacy (the "Merger"). Company may only exercise the Put Right with respect to both the T1 Interest and the T2 Interest, and not with respect to the T1 Interest or the T2 Interest alone. Company may exercise the Put Right by delivering a written notice of exercise to Buyer no earlier than September 12, 2004 and no later than September 30, 2004. The closing of the put transaction (the "Closing") shall occur, if at all, immediately following the closing of the Merger (it being understood that the closing of the Merger and the Closing, if it occurs, shall occur at one concurrent closing). "Buyer" for purposes of this Agreement shall mean Price Group LLC or any other person(s) designated by Price Group LLC, so long as (i) Price Group LLC guarantees the obligations of such designee(s) under this agreement pursuant to a guaranty agreement reasonably satisfactory to the parties, and (ii) such designee becoming a party to or consummating this Agreement does not (a) violate any laws applicable to Company or Price Legacy, or (b) cause any adverse tax consequences to Company or Price Legacy. At the Closing, Company shall cause (i) Price Legacy to deliver to Buyer a duly executed and enforceable assignment and assumption of the T1 Interest (the "T1 Assignment") and (ii) TRS to deliver to Buyer a duly executed and enforceable assignment and assumption of the T2 Interest (the "T2 Assignment"), and Buyer shall, in exchange, deliver (x) to Price Legacy an amount of cash (the "T1 Cash Component") and/or shares of Price Legacy common stock (valued on a per share basis equal to the Merger Consideration (as such term is defined in the Merger Agreement)) (such shares, the "T1 Share Component") equal to $135,918,400, and (y) to TRS an amount of cash (the "T2 Cash Component") and/or shares of Price Legacy common stock (valued on a per share basis equal to the Merger Consideration) (such shares, the "T2 Share Component") equal to $11,766,400, as adjusted to reflect the proration adjustment provided for in Section 4 (the purchase price for the T1 Interest, as so adjusted, being referred to as the "T1 Purchase Price" and the purchase price for the T2 Interest, as so adjusted, being referred to as the "T2 Purchase Price"). In lieu of the delivery at the Closing by Buyer to Price Legacy of the T1 Purchase Price and the delivery at the Closing by Buyer to TRS of the T2 Purchase Price, Company may instead instruct Buyer in writing (at least four days in advance of the Closing) to, and upon such instruction Buyer shall, deliver to the Exchange Agent (as such term is defined in the Merger Agreement) the T1 Cash Component and T2 Cash Component, if any, and deliver to Price Legacy and TRS the T1 Share Component and T2 Share Component, respectively, if any, with each such delivery taking place immediately before the closing of the Merger, to be held in escrow by each of the Exchange Agent and Price Legacy and TRS, as applicable, pending the Closing and the delivery of the T1 Assignment and T2 Assignment to Buyer. At least five days in advance of the Closing, Buyer shall notify Company as to the number of shares of Price Legacy common stock, if any, it intends to deliver as part of the T1 Purchase Price and T2 Purchase Price at the Closing, and Company shall provide to Buyer in writing its wire transfer instructions for the cash portion, if any, of the T1 Purchase Price and T2 Purchase Price. This Agreement shall be deemed automatically amended as of the Closing to increase the T1 Purchase Price and the T2 Purchase Price, pro rata, by the aggregate amount of the product of $4.00 times the number of additional shares of Price Legacy Common Stock issued between the date hereof and the Closing, if any.

        Section 2.    Target.    It is contemplated that (i) Price Legacy and Excel Legacy Corporation ("QRS") shall transfer the Target One Assets (as defined below) to Target One prior to the Merger, in exchange for the T1 Interest being issued to Price Legacy, and TRS shall transfer the Target Two Assets (as defined below) to Target Two prior to the Merger, in exchange for the T2 Interest. Target One shall assume all liabilities and obligations of Price Legacy (and any of its subsidiaries and affiliates), including any loan, bond, guaranties or contractual obligations, specifically relating to the Target One Assets, and Target Two shall assume all liabilities and obligations of Price Legacy (and any of its subsidiaries and affiliates), including any loan, bond, guaranties or contractual obligations, specifically relating to the Target Two Assets. Buyer hereby represents and warrants to Company that QRS and TRS are, and as of the Closing will be, directly or indirectly, wholly-owned subsidiaries of Price Legacy. It is the intention of the parties that, as of the Closing, (i) Target One will have legal and marketable title to the real property and other assets described on Exhibit A hereto (the "Target One Assets"), that the cash balances in any operating accounts included in the Target One Assets will not exceed the amounts reflected on Exhibit A hereto, and that Target One will own no other assets other than those agreed to in writing by Buyer and Company (which, if applicable, shall be included within the definition of Target One Assets), (ii) the Target One Assets will not be subject to any liens or encumbrances, and Target One will not have any liabilities or obligations, other than those existing on the date hereof and such additions thereto and modifications thereof as shall have resulted solely from the ordinary course of the business of Price Legacy or as have been agreed to in writing by Buyer and Company, and (iii) Price Legacy and its subsidiaries and affiliates (other than Target One) will have transferred to Target One all claims and other rights that Price Legacy or any of its subsidiaries and affiliates may have against any third parties with respect to the Target One Assets or any related liabilities and obligations (collectively, "T1 Claims"). It is the further intention of the parties that, as of the Closing, (x) Target Two will have legal and marketable title to the real property and other assets described on Exhibit B hereto (the "Target Two Assets"), that the cash balances in any operating accounts included in the Target Two Assets will not exceed the amounts reflected on Exhibit B hereto, and that Target Two will own no other assets other than those agreed to in writing by Buyer and Company (which, if applicable, shall be included within the definition of Target Two Assets), (y) the Target Two Assets will not be subject to any liens or encumbrances, and Target Two will not have any liabilities or obligations, other than those existing on the date hereof and such additions thereto and modifications thereof as shall have resulted solely from the ordinary course of the business of Price Legacy or as have been agreed to in writing by Buyer and Company, and (z) Price Legacy and its subsidiaries and affiliates (other than Target Two) will have transferred to Target Two all claims and other rights that Price Legacy or any of its subsidiaries and affiliates may have against any third parties with respect to the Target Two Assets or any related liabilities and obligations (collectively, "T2 Claims"). Company hereby agrees that Price Legacy may take all actions necessary prior to the closing of the Merger to satisfy these conditions, and agrees to take all actions within its control to cause such conditions to be satisfied, provided that Company shall not be required to incur any material expense as a result of any such action. The satisfaction of these conditions is not a condition to the exercise by Company of the Put Right or to Buyer's obligation to acquire Target One and Target Two pursuant thereto, and Buyer agrees that, upon the Closing, the Target One Assets and Target Two Assets will be acquired (through its acquisition of Target One and Target Two) on an "as is, where is" basis. However, if these conditions are not satisfied prior to Closing, Company and Buyer hereby agree that Buyer shall have a remedy of specific performance against Company and its subsidiaries (including Price Legacy, QRS and TRS) to cause any Target One Assets or T1 Claims not owned by Target One at Closing to be immediately transferred to Target One, and any Target Two Assets or T2 Claims not owned by Target Two at Closing to be immediately transferred to Target Two, provided that Company and its subsidiaries shall not be required to incur any expense related to the Target One Assets or the Target

Two Assets as a result of any such action. Buyer agrees this remedy shall be its sole remedy to address the failure of such conditions to be satisfied or Company's default under this Section.

        Section 3.    Termination.    This Agreement, and the Put Right, shall terminate: (i) if the agreement between Company and Price Legacy providing for the Merger (the "Merger Agreement") is terminated, or (ii) if Company has not delivered a written notice of exercise of the Put Right to Buyer by September 30, 2004.

        Section 4.    Prorations.    All revenues and expenses (including, without limitation, debt service, real property taxes and assessments, utility charges and the like) allocable to the Target One Assets and Target Two Assets shall—prior to the Closing—be prorated (and, to the extent necessary, reasonably estimated) as of the Closing in a mutually agreeable manner.

        Section 5.    Indemnification; Insurance.    Buyer agrees that (i) following the Closing, it will indemnify, defend and hold Company and its subsidiaries (including Price Legacy) and affiliates harmless from and against any uninsured claims, liabilities or losses (including attorneys' fees) suffered by any of them pursuant to a third party claim, to the extent such claim arises as a result of Price Legacy's, Target One's, Target Two's or any of their subsidiaries' ownership or operation of the Target One Assets and the Target Two Assets (including without limitation any loan, bond, guaranty or other contractual obligations assumed by Target One or Target Two), or as a result of liabilities and obligations directly related to the Target One Assets or Target Two Assets (it being understood that the term Target One Assets for purposes of this Section 5 shall include all of the property listed on Exhibit A hereto, and the term Target Two Assets for purposes of this Section 5 shall include all of the property listed on Exhibit B hereto, in each case whether such property is included in the Target One Assets or the Target Two Assets at Closing or instead the proceeds from the sale of such property are so included), and (ii) at the Closing, it will cause each of Target One and Target Two to deliver an indemnity agreement to Company which shall provide for Target One and Target Two, respectively, to indemnify Company and its subsidiaries and affiliates on the same basis with respect to the Target One Assets and Target Two Assets, as applicable, and Buyer hereby releases Company and its subsidiaries (including Price Legacy) and affiliates from any claims it might have against them arising therefrom. Company hereby agrees to include Buyer, Target One and Target Two as a named insured on its or its subsidiaries' insurance policies (if any) relating to the Target One Assets and/or the Target Two Assets.

        Section 6.    Miscellaneous.

          (a)    Further Assurances.    Each party hereto will do and take (and cause others within its control to do and take) all actions, whether before or after the Closing, and execute all documents, reasonably necessary to cause the transactions contemplated by this Agreement to be effected or necessary to otherwise fulfill the intent of this Agreement.

          (b)    Legal Fees.    If either party brings any action or suit against the other for any matter relating to or arising out of this Agreement, then the prevailing party in such action or dispute shall be entitled to recover from the other party all costs and expenses of suit, including actual attorneys' fees.

          (c)    Governing Law; Entire Agreement; Amendment.    This Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to conflicts of laws principles thereof. This Agreement (which includes the Exhibits hereto) supersedes any prior agreements between the parties hereto, and any amendment hereto must be in writing and signed by both parties.

          (d)    No Obligation.    The parties acknowledge and agree that the option of Company to exercise its rights to require Buyer to purchase the T1 Interest from Price Legacy and the T2 Interest from TRS in exchange for the consideration specified above is an absolute and unfettered right of Company, that Company has no express, implied or other agreement or obligation of any nature or description, express or implied, to exercise that right, that Company has unfettered and unlimited discretion as to whether to exercise the right, and may instead proceed through the closing of the Merger without exercising that right, and that there is no right, expectancy or other anticipation by Buyer or Price Legacy or any other person that Company will exercise that right. Any suggestion of any sort to the contrary that may heretofore be thought to have existed is hereby disavowed, rejected, rendered null and void and in all other respects waived and terminated. Buyer has no right or expectancy of any nature or description in the Put Right herein granted, but only the obligation and duty and liability to pay Company, as described above, against delivery in the event that Company should decide to exercise its discretion to exercise the Put Right.

          (e)    Expenses.    Each party shall bear (including, in the case of Company, indirectly through its ownership of Price Legacy, QRS and TRS) its own costs and expenses incurred in connection with the consummation of the transactions contemplated hereby. The parties shall allocate liability for transfer taxes and related expenses in accordance with local custom with respect to all of the transactions contemplated hereby (which, in the case of the transfer of Target One Assets to Target One and the Target Two Assets to Target Two, shall be based on Company as the seller and Buyer as the buyer), provided that Company shall not be required to incur transfer taxes and related expenses for more than one transaction (with the transfer of Target One Assets to Target One and of Target Two Assets to Target Two being deemed one transaction, and the assignment of the T1 Interest and the T2 Interest to Buyer being deemed one transaction, for this purpose). Buyer shall be responsible (including, if necessary, through a reimbursement of Price Legacy or TRS) for any loan assumption or other expenses and fees payable to lenders in connection with the transfer of the Target One Assets to Target One and the transfer of the Target Two Assets to Target Two.

          (f)    Allocation.    The parties agree to allocate the T1 Purchase Price and T2 Purchase Price among the Target One Assets and the Target Two Assets in accordance with Exhibit A and Exhibit B attached hereto. Buyer and Company each hereby agree that it will not take a position on any income tax return, before any governmental agency or in any judicial proceeding that is inconsistent with the terms of such allocation.

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first written above.

COMPANY PL RETAIL LLC
By:	G&I IV PL Retail LLC
By:	/s/ BRIAN T. SUMMERS Name: Brian T. Summers Title: Vice President
BUYER PRICE GROUP LLC
By:	/s/ JAMES CAHILL Name: James Cahill Title: Manager

Each of the undersigned acknowledges that it is, or its subsidiaries are, the owner of the Target One Assets and/or the Target Two Assets and, as such, it agrees to take all actions described in this Agreement as required or intended to be taken by it, including, upon Company's instruction, to take the actions described in Section 1.

PRICE LEGACY CORPORATION
By:	/s/ ROBERT SIORDIA Name: Robert Siordia Title: COO
EXCEL LEGACY HOLDINGS, INC.
By:	/s/ ROBERT SIORDIA Name: Robert Siordia Title: COO

Exhibit A
Target One Assets
($000's)

	Book Value @ 6/30/04	Tax Basis @ 12/31/03	Purchase Price
Total Income Properties, Raw Land and Other Assets (1)	$228,269.1	$227,834.0	$180,275.6

Newport on the Levee, Newport KY
Sacramento, CA / Bradshaw Office Bldg
Scottsdale, AZ / City Center
Orlando, FL / Millenia I
Grand Hotel
Anaheim (approx 19 acres)
Farmington, UT (approx 20.5 acres)
City of Newport Bonds (Tax Exempt)				(5)
City of Newport Bonds (Taxable)				(6)
Corporate Furniture Fixtures & Equipment
Add: Cash attributable to PUT assets			6,241.8	(2)
Less: Newport on the Levee Construction Loan / Bank One			(28,500.0)
Orlando, FL Loan / ING			(22,099.0)

Net Purchase Price			$135,918.4	(4)

(1)
Includes Furniture & Fixtures related to properties, all leases for such properties and all other agreements specifically related to such properties, provided that copies of all records pertaining to such assets can be retained by Price Legacy Corporation.

(2)
Cash detailed below

Newport on the Levee Operating Account	$2,271.0
Grand Hotel Operating Account	617.0
Proceeds from the sale of Farmington	2,923.8
Payables, net of Receivables as of 6/30/04	430.0

Cash	$6,241.8	(3)

(3)
To be adjusted for proceeds from the sale of any of the above assets, refinance proceeds related to the above assets, additional purchases of Newport Tax Exempt Bonds, and prorations after 6/30/04 pursuant to Section 4 of the Put Agreement.

(4)
Net Purchase Price, when combined with Net Purchase Price on Exhibit B = $4.00 per share of Price Legacy common stock based on 36,921,206 shares outstanding.

(5)
Includes $10,124,000 in Tax Exempt Bonds

(6)
Includes $10,093,600 in Taxable Bonds

Exhibit B
Target Two Assets
($000's)
09/28/04

	Book Value @ 6/30/04	Tax Basis @ 12/31/03	Purchase Price
Other Assets:	$1,459.0	$1,459.0	$1,459.0

LSGW Investments, LLC (2)
Add: Cash attributable to PUT assets			30,525.0	(1)
Less: Repayment of Intercompany Loan to REIT			(20,217.6	)(3)

Net Purchase Price			$11,766.4

(1) Cash detailed below
Proceeds from the sale of Los Arcos/Hockey Notes		$30,525.0

(2)
Entity owns a 50% interest in Gameworks Cincinnati, LLC

(3)
Cash used to purchase Newport Taxable and Tax Exempt Bonds (see note 5 & 6 in Exhibit A)

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PUT AGREEMENT